P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

August 15, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Transamerica Funds (the “Registrant”)
(File Nos. 033-02659; 811-04556)

Ladies and Gentlemen:

On behalf of the Registrant, we are filing, via the EDGAR system, Post-Effective Amendment No. 177 under the Securities Act of 1933, as amended (the “Securities Act”), and Post-Effective Amendment No. 178 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed under paragraph (a)(2) of Rule 485 under the Securities Act, for review and comment by the Staff of the U.S. Securities and Exchange Commission. Pursuant to Rule 485(a)(2), the Registrant has designated on the facing sheet to the Registration Statement that the Amendment become effective October 31, 2013. No fees are required in connection with this filing.

The purpose of the Amendment is to register four new series to the Registrant designated as Transamerica Floating Rate, Transamerica Mid Cap Growth, Transamerica Opportunistic Allocation, and Transamerica Small Cap Core. Each of the new series will offer Class A, Class C, and Class I shares. Transamerica Floating Rate, Transamerica Mid Cap Growth, and Transamerica Small Cap Core will also offer Class I2 shares.

Please direct any comments or questions concerning this filing to the undersigned at (727) 299-1844.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Vice President and Senior Counsel
Transamerica Asset Management, Inc.